SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

CONSOLIDATED RESOURCES HEALTH CARE FUND II

(Name of Subject Company)

WELCARE SERVICE CORPORATION-II

(Name of Person(s) Filing Statement)

UNITS OF LIMITED PARTNERSHIP INTEREST

(Title of Class of Securities)

None

(CUSIP Number of Class of Securities)

John F. McMullan

Chief Financial Officer

Welcare Service Corporation-II

1175 Peachtree Street, Suite 850

Atlanta, Georgia 31106

(404) 873-1919

With Copies to:

Elizabeth H. Noe, Esq.

Paul, Hastings, Janofsky & Walker LLP

600 Peachtree Street, N.E., Suite 2400

Atlanta, Georgia 30308-2222

(404) 815-2400

(Name, Address and Telephone Number of Person Authorized to Receive Notice and

Communications on Behalf of the Person(s) Filing Statement)

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.  |_|

ITEM 1.	SUBJECT COMPANY INFORMATION

The name of the subject company is Consolidated Resources Health Care Fund II, a Georgia limited partnership (the “Partnership”). The address of the Partnership’s principal executive offices is c/o Welcare Service Corporation-II, 1175 Peachtree Street, Suite 850, Atlanta, Georgia 31106. The telephone number of the principal executive offices of the Partnership is (404) 873-1919. The general partners of the Partnership (the “General Partners”) are Consolidated Associates II (“CA”) and Welcare Service Corporation-II (“WSC”). Each General Partner owns one-half of the 4% ownership interest in the Partnership collectively held by the General Partners. WSC is the Managing General Partner of the Partnership.

The Partnership owns and operates two health care facilities, the Mayfair Nursing Care Center and the Mayfair Retirement Center, both located in Columbus, Ohio. The nursing facility and the retirement facility are sometimes referred to herein as the “Properties”.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates is the units of limited partnership interest of the Partnership (the “Units”). As of the date hereof, there were 15,000 Units outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON

WSC, in its capacity as Managing General Partner of the Partnership, is the Person filing this Statement. WSC’s address and business telephone number are the same as the business address and telephone number of the Partnership set forth in the first paragraph of Item 1 above.

This Statement relates to the tender offer by MPF-NY 2005, LLC; SCM Special Fund, LLC; Moraga Gold, LLC; MPF Dewaay Fund 2, LLC; MPF Flagship Fund 10, LLC; Mackenzie Patterson Special Fund 5, LLC; Mackenzie Patterson Special Fund 6, LLC; Mackenzie Patterson Special Fund 6-A, LLC; MP Falcon Fund, LLC; MPF Acquisition Co. 3, LLC; MPF Blue Ridge Fund I, LLC; MPF Blue Ridge Fund II, LLC; Mackenzie Patterson Special Fund 7, LLC; MP Value Fund 6, LLC; MPF Flagship Fund 9, LLC; and Mackenzie Patterson Fuller, Inc. (collectively, the “Purchasers”), to purchase up to 3,750 Units at a purchase price of $525 per Unit, less the amount of any distributions declared or made with respect to the Units between December 19, 2005 and January 19, 2006, or such other date to which the tender offer may be extended, in cash, without interest thereon, upon the terms and subject to the conditions set forth in Offer to Purchase, dated December 19, 2005 (the “Offer to Purchase”), and in the related Letter of Transmittal (which together with the Offer to Purchase and any amendments or supplements thereto collectively constitute the “Offer”). The Purchasers filed a Tender Offer Statement on Schedule TO (the “Schedule TO”) with the Securities and Exchange Commission (“SEC”) on December 19, 2005.

The Purchasers’ principal executive office, as set forth in the Schedule TO, is located at 1640 School Street, Moraga, California 94556 and the business phone is (925) 631-9100, ext. 206.

With respect to all information described herein as contained in the Offer to Purchase and the Schedule TO, including information concerning the Purchasers or their affiliates, officers or directors or actions or events with respect to any of them, neither WSC nor the Partnership take any responsibility for the accuracy or completeness of such information or for any failure by the Purchasers to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

The Partnership is a limited partnership and has no executive officers or directors. Other than their 4% general partnership interest, the General Partners do not own any of the Units. Certain executive officers, directors or other affiliates of the General Partners, however, own Units of the Partnership as follows: Care Associates, LLC (“Care Associates”) owns 1,805 Units (approximately 12%). Forrest Preston, who controls Care Associates, also owns a 33% general partner interest in CA, the non-managing General Partner.

There are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between WSC or its affiliates, on the one hand, and the Partnership, the other General Partner (including the officers and directors of the other General Partner) or any other affiliates of the Partnership or the other General Partner, on the other hand, except as stated below in this Item 3. There are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between WSC or its affiliates, on the one hand, and the Purchasers, their executive officers, directors or affiliates, on the other hand.

Management Agreements

Mayfair Nursing Care Center Pursuant to a Management Agreement executed in March 1991, management oversight for the nursing facility is provided by WSC (successor to Welcare Consolidated Resources Corporation of America, the original party to this agreement) and day-to-day management of the facility’s operations is provided by Life Care Centers of America, Inc. (“Life Care”). Life Care owns a 0.5% interest in Mayfair Village Ltd. and Mayfair Nursing Care Center Ltd., the entities who own the Properties, and the remaining 99.5% interest of these entities is owned by the Partnership. As compensation for its services, WSC is entitled to monthly oversight fees equal to one percent (1%) of the nursing facility’s operating income. As compensation for its services, Life Care is entitled to monthly management fees equal to five percent (5%) of the nursing facility’s operating income. Although the Management Agreement by its terms expired in March 1996, the parties have continued to operate under its original provisions. Forrest Preston, who owns a 33% general partner interest in CA, one of the General Partners, owns 100% of Life Care and Mr. McMullan serves on Life Care’s Board of Directors. In addition, Mr. McMullan and Mr. Preston have been involved in numerous business relationships for over 30 years, including those in which they invested in and/or managed properties similar to the Properties owned by the Partnership.

Mayfair Retirement Center Also pursuant to a Management Agreement executed in March 1991 containing substantially identical terms as that applicable to the nursing facility, management oversight for the retirement facility is provided by WSC (successor to Welcare Consolidated Resources Corporation of America, the original party to this agreement) and day-to-day management of the facility’s operations is provided by Life Care. As compensation for its services, WSC is entitled to monthly oversight fees equal to one percent (1%) of the retirement facility’s operating income. As compensation for its services, Life Care is entitled to monthly management fees equal to five percent (5%) of the retirement facility’s operating income. As with the nursing facility, although the Management Agreement by its terms expired in March 1996, the parties have continued to operate under its original provisions.

Management Fees and Expenses Paid WSC (and/or its affiliate) received an aggregate of $153,643 and $158,446 in oversight fees and reimbursable expenses for the fiscal years ending December 31, 2003 and 2004, respectively, and an aggregate of $92,474 in oversight fees and reimbursable expenses through November 30, 2005. Life Care (and/or its affiliate) received an aggregate of $408,968 and $435,542 in management fees for the fiscal years ending December 31, 2003 and 2004, respectively, and an aggregate of $464,000 in management fees through November 30, 2005.

Copies of the Management Agreements for the nursing facility and retirement facility are included as Exhibits (d)(1) and (d)(2) to WSC’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on May 5, 2005 (the “First Mackenzie Statement”) in connection with the tender offer of MPF-NY 2005, LLC; MPF Acquisition Co. 3, LLC; Moraga Gold, LLC; MPF Dewaay Fund 2, LLC; MPF Income Fund 22, LLC; MP Value Fund 8, LLC; MPF Special Fund 8, LLC; and Mackenzie Patterson Fuller, Inc. pursuant to the Offer to Purchase on Schedule TO dated April 21, 2005 (the “First Mackenzie Tender Offer”) and are incorporated by reference herein.

Indemnification

The Agreement of Limited Partnership of the Partnership dated October 31, 1983, as amended by subsequent amendments dated January 7, 1992 and July 16, 1998 (collectively, the “Partnership Agreement”) contains customary indemnification rights for its General Partners and provides that the Partnership will indemnify its General Partners, and their employees and agents, against any liability or damages (including attorneys’ fees) incurred by reason of any act performed or omitted to be performed by them in connection with the business of the Partnership. The General Partners shall not be relieved from any liability to the Limited Partners imposed by law for fraud, bad faith, willful neglect, gross negligence or breach of fiduciary duty. The Partnership Agreement (including all amendments) is included as Exhibit (d)(3(i) – (iii) to the First McKenzie Statement and is incorporated by reference herein.

Under the terms of the Management Agreements described above, the Partnership is obligated to indemnify WSC and Life Care against any liability or damages incurred by reason of WSC’s and Life Care’s performance of its duties under the Management Agreements except to the extent the liability or damages is a result of WSC’s or Life Care’s own gross negligence or willful misconduct, or from or in connection with a material breach of their respective obligations under the Management Agreements.

Interests of Certain Persons in the Offer

As stated above, other than Care Associates, which owns an aggregate of 1,805 Units, neither WSC, Life Care or any of their affiliates own any Units or have any interest in the current Offer.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

Solicitation/Recommendation

The Partnership, through its Managing General Partner, WSC, is required by the rules of the SEC to make a recommendation whether you should accept or reject this Offer or to state that the Partnership is remaining neutral with respect to the Offer. Since April 21, 2005, and excluding the current Offer, there have been three separate tender offers for the Units as follows:

•

On April 21, 2005, MPF-NY 2005, LLC; MPF Acquisition Co. 3, LLC; Moraga Gold, LLC; MPF Dewaay Fund 2, LLC; MPF Income Fund 22, LLC; MP Value Fund 8, LLC; MPF Special Fund 8, LLC; and Mackenzie Patterson Fuller, Inc. (“Mackenzie Group #1”) filed a Tender Offer Statement on Schedule TO with the SEC announcing its offer to purchase all of the outstanding Units at a cash purchase price of $150 per Unit. Mackenzie Group #1’s offer expired on May 30, 2005 and, according to an Amendment to the Schedule TO filed on June 15, 2005, Mackenzie Group #1 acquired 423 Units that were tendered in its offer. Pursuant to the Amendment to the Schedule TO, Mackenzie Group #1 reported ownership of approximately 5% of the total outstanding Units.

•

On May 26, 2005, Care Associates filed a Tender Offer Statement on Schedule TO with the SEC announcing its offer to purchase all of the outstanding Units at a cash purchase price of $456 per Unit. Care Associates’ offer expired on July 13, 2005 and, according to an Amendment to the Schedule TO filed on July 14, 2005, Care Associates acquired 2,104 Units that were tendered in its offer. Pursuant to the Amendment to the Schedule TO, Care Associates reported ownership of approximately 14.03% of the total outstanding Units. As of December 31, 2005, the register of Unit ownership maintained by the Partnership’s transfer agent indicates that Care Associates had closed on an aggregate of 1,805 Units tendered pursuant to this offer.

•

On June 17, 2005, MP Value Fund 8, LLC; MPF Flagship Fund 10, LLC; MPF-NY 2005, LLC; MP Falcon Fund, LLC; MPF Dewaay Premier Fund 2, LLC; Mackenzie Patterson Special Fund 6, LLC; Mackenzie Patterson Special Fund 6A, LLC; Mackenzie Patterson Special Fund 7, LLC; Accelerated High Yield Institutional Investors, Ltd., L.P.; Mackenzie Patterson Special Fund 5, LLC; MP Value Fund 6, LLC; MP Value Fund 7, LLC; MPF Flagship Fund 9, LLC; MPF Dewaay Premier Fund, LLC; Mackenzie Specified Income Fund, L.P.; MPF Special Fund 8, LLC; Accelerated High Yield Institutional Fund, Ltd., L.P. and C.E. Patterson (“Mackenzie Group #2”), filed a Tender Offer Statement on Schedule TO with the SEC announcing its offer to purchase all of the outstanding Units at a cash purchase price of $475 per Unit. Mackenzie Group #2’s offer expired on July 17, 2005 and, according to an Amendment to the Schedule TO filed on July 19, 2005, Mackenzie Group #2 acquired 2,231.5 Units that were tendered in its offer. Pursuant to the Amendment to the Schedule TO, Mackenzie Group #2 reported ownership of approximately 19.9% of the total outstanding Units.

As required by the rules and regulations of the SEC, the Partnership, through its Managing General Partner, filed its recommendations with respect to the foregoing tender offers. With respect to the offer by Mackenzie Group #1, the Managing General Partner recommended that the holders of Units not tender primarily because the Managing General Partner believed the offer price to be inadequate. With respect to the offer by Care Associates, the Managing General Partners took a neutral position because of the potential conflicts of interest between John F. McMullan, the sole director, officer and shareholder of the Managing General Partner, and Forrest Preston, Care Associates and other entities owned or controlled by Mr. Preston. With respect to the offer by Mackenzie Group #2, the Managing General Partner also took a neutral position because of the potential conflicts of interest between Mr. McMullan and Mr. Preston and the existence of Care Associates’ competing bid.

With respect to the Purchasers’ current Offer, WSC also does not express any opinion, and is remaining neutral with respect thereto. As discussed more fully below, the Managing General Partner has received a demand from a group of minority Unit holders that a special meeting of the Limited Partners be called for the purpose of approving a sale of the Partnership’s assets and its resulting dissolution. Since no actions have yet been taken in connection with any potential sale, the Managing General Partner does not have sufficient information to advise whether the Offer represents the highest value for the Units or whether holders would receive more if, and when, the potential sale transaction can be completed and is, therefore, remaining neutral. However, we call your attention to the following considerations:

•

The Offer is three and one half times the purchase price previously offered in the First Mackenzie Tender Offer, which has expired, is $69 higher than the purchase price previously offered in Care Associates’ Tender Offer, which has expired, and is $50 higher than the purchase price previously offered in Mackenzie Group #2’s Tender Offer, which has expired.

•	As of November 30, 2005, the Partnership had cash on hand of approximately $1,914,166 (and an additional $1,317,198 at the facility level).
•

As of December 31, 2003, and based on the preliminary financial information generated in connection with an audit of the Partnership’s financial statements currently in progress, the nursing home facility had total assets of $2,149,758, total revenues of $6,812,490 and net income of $455,396 and the retirement facility had total assets of $1,677,577, total revenues of $1,735,734 and net loss of $125,549.

•

As of December 31, 2004, and based on the preliminary financial information generated in connection with an audit of the Partnership’s financial statements currently in progress, the nursing home facility had total assets of $2,925,010, total revenues of $6,771,169 and net income of $507,923 and the retirement facility had total assets of $1,626,656, total revenues of $1,960,871 and net income of $75,465.

•

As the Partnership disclosed, among other things, in its Form 8-K filed June 10, 2005, the occupancy rates for the nursing home facility and the retirement facility were 88% and 86%, respectively, as of December 31, 2004. Based on recently prepared data, such rates were 96% and 98%, respectively, as of November 30, 2005.

•

In addition to the foregoing considerations, WSC believes the Partnership has a liquidation value well in excess of the $525 per Unit offered in this Offer. Indeed, the Purchasers have indicated in their Offer that they believe the estimated liquidation value may be in excess of $657 per Unit.

In addition, as disclosed in its Form 8-K filed June 21, 2005, on June 17, 2005, WSC received a written notice (the “Special Meeting Notice”) from Kodiak Partners III, Prizm Investments and Baseline Investments (the “Prizm Group”). The Prizm Group indicated that they, collectively, hold in excess of 10% of the Company’s Units. In the Special Meeting Notice, the Prizm Group indicated an intent to exercise their rights under Sections 6.03, 6.035 and 6.04 of the Partnership Agreement to call for a special meeting of the limited partners in order to approve a proposal by the Prizm Group that all of the Company’s assets be sold, that the Company be dissolved, and that the proceeds from a sale be distributed to the partners in connection with the dissolution. On December 8, 2005, the Prizm Group delivered to the Managing General Partner its formal statement of the proposed requested action to be taken (the “Proposal Statement”). The Proposal Statement requests that the limited partners approve the addition of a new provision to the Partnership Agreement to read as follows:

“Section 8.12 [sic] Direction to General Partners to Liquidate the Partnership – The General Partners shall promptly take all necessary or appropriate actions to undertake a transaction that will result in the sale of all the assets, directly or indirectly, of the Partnership and distribution of the proceeds therefrom to the Limited Partners (a “Liquidity Transaction”). Such Liquidity Transaction, which may be structured as (i) a sale of the Partnership’s interests in Mayfair Village, Ltd. and Mayfair Nursing Care Centers, Ltd. (the “Subsidiary Entities”); (ii) a merger of the Subsidiary Entities with one or more third party entities; (iii) a sale of the buildings and other assets of such Subsidiary Entities; or (iv) a merger of the Partnership with a third party entity, shall be pursued as quickly as reasonably possible and for the highest possible price obtainable under the circumstances. The rules to be utilized in connection with the Liquidity Transaction shall include a requirement that all offers for the assets of the Partnership (whether direct or indirect acquisitions) be delivered in sealed condition, and that all offers be opened simultaneously, with these procedures being publicized to all potential buyers. In connection therewith, the General Partners shall be authorized and directed to engage a marketing agent to pursue such Liquidity Transaction on behalf of the Partnership on the basis of bids solicited from the following qualified marketing agents having experience in the healthcare services industry: (a) C.B. Richard Ellis; (b) Marcus and Millichap; and (c) CLW Health Care Services Group. Upon the consummation of the Liquidity Transaction, the Partnership shall be dissolved without the necessity for an additional vote of Limited Partners and the proceeds from such transaction together with any other remaining assets of the Partnership shall be distributed to the Partners as set forth in this Agreement as quickly as reasonably possible. To the extent any provision of this Agreement would have prevented the Limited Partners from adopting or voting on this Section 8.12 [sic], such provision is hereby superseded, but only for purposes specifically related to this Section 8.12 [sic].”

The above text of the Proposal Statement is provided herein for informational purposes only. Any action on the above-referenced proposal will be taken only at a special meeting of the Limited Partners which shall be called and notice given only in compliance with all rules and regulations of the SEC.

To date, the Managing General Partner is unaware of any proposals to purchase the Company’s assets. Consequently, if the Proposal Statement is, in fact, approved by the Limited Partners at the requested special meeting, appropriate steps to market the Company’s assets would be undertaken by the Managing General Partner subsequent to such meeting. The Managing General Partner intends to fulfill its obligations under the Partnership Agreement relating to the requested special meeting, subject only to compliance with the proxy solicitation rules of the SEC. The date of any such special meeting has not yet been determined and will depend on a number of factors, including the filing by the Partnership of a proxy statement relating to the special meeting which includes the Proposal Statement for consideration by the Limited Partners, and the expiration of the SEC’s review period, or if the SEC should comment on any portion of the proxy statement, the resolution of any such comments. In accordance with its discussions with the SEC, the Partnership will not be in a position to file the proxy statement for this special meeting until after the Partnership’s Form 10-K for the fiscal year ended December 31, 2004 and all Quarterly Reports on Form 10-Q relating to its 2005 fiscal year have been filed.

In making a decision regarding whether to tender Units in the Offer, holders of the Units should also consider the following:

•

Holders of a majority of the Units will be required to approve any proposal to sell the Partnership’s assets and its subsequent dissolution; including, without limitation, the Proposal Statement. If the Purchasers acquire all of the 3,750 Units sought in this Offer, they will control approximately 45% of the Units.

•

While the Managing General Partner believes the Partnership’s assets can be sold for an amount that will generate distributions to holders of Units that are substantially higher than the amounts offered for the Units in this Offer, there can be no guarantee that, even if holders of a majority of the Units approve a sale and dissolution of the Partnership, the Managing General Partner will be able to locate a purchaser for the Partnership’s assets and consummate a transaction in a timely manner or that such transaction will provide net proceeds available for distribution to Unit holders in excess of the amounts offered for Units in the Offer.

Considerations for those Unit Holders Wishing to Sell their Units at this Time

WSC recognizes that the individual financial circumstances of each Unit holder may be different, and there may be Unit holders who desire to liquidate their investment in the Partnership and receive cash for their Units at this time. These holders should carefully review the Offer, including the risk factors described therein, consult with their financial, tax and other advisors and consider the following in deciding whether to accept the Offer:

•

Future Distributions. A Unit holder that tenders Units in the Offer will not receive any future distributions from the Partnership for Units accepted for purchase. If the Partnership were to make a distribution on or after the Purchasers accepted Units in the Offer, the Purchasers would receive the distributions with respect to all accepted Units.

•

Proceeds From Future Sale. If a majority of the Limited Partners approve a proposal to sell the Partnership’s assets and its subsequent dissolution, the Managing General Partner will take the necessary steps to market these assets and consummate a sale transaction. A Unit holder that tenders Units in the Offer will not receive any interim or final distributions that result from the completion of the sale transaction and the Partnership’s liquidation once the Purchasers have accepted Units in the Offer. If and when the sale transaction is completed and the Managing General Partner makes these distributions, the Purchasers would receive the distributions with respect to all accepted Units.

•

Transfer Restrictions. The terms of the Partnership Agreement prohibit a transfer of Units if that transfer would cause 50% or more of the Units to be transferred within twelve months, taking into account all other transfers during the preceding twelve months. Therefore, the Purchasers may only acquire a limited number of Units. Unit holders should therefore be aware that not all Units tendered may be accepted for payment. Unit holders who do not tender all of their Units, or who tender all of their Units but have only a portion that are accepted for payment, would remain limited partners of the Partnership in respect of the Units or portion of a Unit that they continue to hold. In addition, Section 11.02 of the Partnership Agreement provides that, any transfer by a limited partner of its Units is effective to create the right of the transferee to share or participate in the profits or losses and cash flow of the Partnership until such time as the transferee is admitted as a substitute Limited Partner, which requires the consent of the General Partners. The General Partners may condition such consent on the receipt of an opinion of counsel that the transfer was made in compliance with all securities laws and will not jeopardize the tax treatment of the Partnership. In addition, the General Partners have a right to payment of their reasonable expenses in connection with the requested transfer before providing their consent.

•

Tax Consequences. All Unit holders are advised to consult with their own tax advisors concerning the tax consequences of tendering Units in the Offer. Unit holders should be aware, however, that there could be different tax consequences depending upon whether all or only some of their Units are purchased in the Offer. For example, if a holder sells only a portion of its Units, the tendering Unit holder would only be able to utilize any previous years’ suspended losses from the Partnership in the current year to the extent of any gain on sale of the Units actually sold, as described in the Purchase Offer. However, if a Unit holder’s entire interest is sold, any previous years’ suspended losses from the Partnership would be deductible from ordinary income (subject to any other limitation applicable to the Unit holder). There will be other tax consequences to individual holders as a result of accepting the Offer or any other tender offer and those tax consequences could vary significantly for each holder based on the holder’s unique tax situation or other circumstances.

•

Conditions of the Offer. The Offer is subject to a variety of conditions, including market and other conditions that are unrelated to the operations or prospects of the Partnership. These include, among others, the absence of legal or government actions which would prohibit the purchase and the absence of a material adverse change in the Partnership or its business. It is also a condition of the Offer that there not be publicly disclosed (or Purchaser become aware) that more than 50% of the outstanding Units have been or are proposed to be acquired by another person or any person or group that prior to such date had filed a statement with the SEC that increases or proposes to increase the number of Units beneficially owned by such person or group as disclosed in such statement by two percent or more of the outstanding Units. According to the Offer to Purchase, these conditions may be asserted or waived by the Purchaser in its reasonable discretion. See Section 13 of the Offer to Purchase for a discussion of these and other conditions of the Offer.

Intentions of Affiliates

As stated above, other than Care Associates, which owns an aggregate of 1,805 Units, neither WSC, Life Care or any of their affiliates own any Units or have any interest in the current Offer.

ITEM 5.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

To the knowledge of WSC, neither it nor the Partnership nor any person acting on its behalf has employed, retained or compensated, or intends to employ, retain or compensate, any person or class of person to make solicitations or recommendations to Unit holders on WSC’s or the Partnership’s behalf concerning the Offer.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

No transactions in the Units have been effected during the past 60 days by WSC or, to the knowledge of WSC, by any of the executive officers, directors or affiliates of WSC.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Except as otherwise described herein, no negotiation is being undertaken and no discussions are underway by the Partnership in response to the Offer which relates to: (1) a tender offer for or other acquisition of the Partnership’s securities; or (2)(a) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Partnership or any subsidiary of the Partnership; (b) a purchase, sale or transfer of a material amount of assets by the Partnership or any subsidiary of the Partnership; or (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Partnership.

ITEM 8.	ADDITIONAL INFORMATION TO BE FURNISHED

WSC notes that, while Purchasers have expressed no intentions in its Offer to Purchase to change the management of the Partnership, to the extent Purchasers accumulate a majority of the Units as a result of this Offer and subsequent offers or purchases of Units, if any, and thereafter attempts to remove the General Partners under the terms of the Partnership Agreement, any change in the General Partners of the Partnership will require approval of the U.S. Department of Housing and Urban Development. There can be no assurance any such consent would be given.

The statements included or incorporated by reference in this document relating to matters that are not historical facts may be deemed to be “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be characterized by terminology such as “believe,” “anticipate,” “should,” “intend,” “plan,” “will,” “expected,” “estimated,” and “projects” and similar expressions. These statements are based on assumptions and assessments made by WSC in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors its believes to be appropriate and involve risks and uncertainties relating to the occurrence of future events. These forward-looking statements are subject to a number of factors that could cause actual results to differ from those mentioned herein, including, but not limited to, the following:

•

that the demand for or regulation of the type of skilled nursing services provided by the Properties may change in a way that adversely affects the value of the Properties including changes in Medicare or Medicaid reimbursement programs or other regulations impacting the nursing facility and retirement facility; and

•

that other factors that affect the skilled nursing facility business generally including, but not limited to, economic, political, governmental and technological factors affecting the Fund’s operations, markets, products, services and prices may change in a way that adversely affects the Partnership.

In addition, the Partnership’s results of operations, financial condition and cash flows may be adversely affected by the unsolicited Offer by the Purchasers and related actions taken by this group.

Any such forward-looking statements are not guarantees of future performance and actual results, developments and business decisions may differ materially from those envisaged by such forward-looking statements. Although WSC believes that the expectations reflected in such forward-looking statements are reasonable, it cannot give any assurances that these expectations will ultimately prove to be correct. Other risks and uncertainties concerning the Partnership’s performance are set forth in reports and documents filed by the Partnership with the SEC.

ITEM 9.	EXHIBITS
(a)(1)(i)	Purchasers’ Offer to Purchase Units of the Partnership, dated December 19, 2005 (filed as Exhibit (a)(1) to the Schedule TO filed with the SEC by Purchasers on December 19, 2005)
(a)(1)(ii)	Letter of Transmittal and related instructions, dated December 19, 2005 (filed as Exhibit (a)(2) to the Schedule TO filed with the SEC by Purchasers on December 19, 2005)
(a)(1)(iii)	Purchasers’ Letter to Unit holders of the Partnership, dated December 19, 2005 (filed as Exhibit (a)(3) to the Schedule TO filed with the SEC by Purchasers on December 19, 2005)
(a)(5)(i)	Letter to Unit holders, dated January 4, 2006
(d)(1)

Management Agreement dated March 1, 1991 among Consolidated Resources Health Care Fund II, Welcare Consolidated Resources Corporation of America and Life Care Centers of America, Inc. relating to Mayfair Nursing Care Center (filed as Exhibit (d)(1) to the Mackenzie Schedule and incorporated herein by reference)

(d)(2)

Management Agreement dated March 1, 1991 among Consolidated Resources Health Care Fund II, Welcare Consolidated Resources Corporation of America and Life Care Centers of America, Inc. relating to Mayfair Retirement Center (filed as Exhibit (d)(2) to the Mackenzie Schedule and incorporated herein by reference)

(d)(3)(i)	Agreement of Limited Partnership of Consolidated Resources Health Care Fund II dated October 31, 1983 (filed as Exhibit (d)(3)(i) to the Mackenzie Schedule and incorporated herein by reference)
(d)(3)(ii)

Amendment to Amended and Restated Agreement and Certificate of Limited Partnership of Consolidated Resources Health Care Fund II dated January 7, 1992 (filed as Exhibit (d)(3)(ii) to the Mackenzie Schedule and incorporated herein by reference)

(d)(3)(iii)

Amendment to Amended and Restated Agreement and Certificate of Limited Partnership of Consolidated Resources Health Care Fund II dated July 16, 1998 (filed as Exhibit (d)(3)(iii) to the Mackenzie Schedule and incorporated herein by reference)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WELCARE SERVICE CORPORATION-II

By:          /s/ John F. McMullan

Name: John F. McMullan

Title:	President

Dated: January 4, 2006

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Purchasers’ Offer to Purchase Units of the Partnership, dated December 19, 2005 (filed as Exhibit (a)(1) to the Schedule TO filed with the SEC by Purchasers on December 19, 2005)
(a)(1)(ii)	Letter of Transmittal and related instructions, dated December 19, 2005 (filed as Exhibit (a)(2) to the Schedule TO filed with the SEC by Purchasers on December 19, 2005)
(a)(1)(iii)	Purchasers’ Letter to Unit holders of the Partnership, dated December 19, 2005 (filed as Exhibit (a)(3) to the Schedule TO filed with the SEC by Purchasers on December 19, 2005)
(a)(5)(i)	Letter to Unit holders, dated January 4, 2006
(d)(1)

Management Agreement dated March 1, 1991 among Consolidated Resources Health Care Fund II, Welcare Consolidated Resources Corporation of America and Life Care Centers of America, Inc. relating to Mayfair Nursing Care Center (filed as Exhibit (d)(1) to the Mackenzie Schedule and incorporated herein by reference)

(d)(2)

Management Agreement dated March 1, 1991 among Consolidated Resources Health Care Fund II, Welcare Consolidated Resources Corporation of America and Life Care Centers of America, Inc. relating to Mayfair Retirement Center (filed as Exhibit (d)(2) to the Mackenzie Schedule and incorporated herein by reference)

(d)(3)(i)	Agreement of Limited Partnership of Consolidated Resources Health Care Fund II dated October 31, 1983 (filed as Exhibit (d)(3)(i) to the Mackenzie Schedule and incorporated herein by reference)
(d)(3)(ii)

Amendment to Amended and Restated Agreement and Certificate of Limited Partnership of Consolidated Resources Health Care Fund II dated January 7, 1992 (filed as Exhibit (d)(3)(ii) to the Mackenzie Schedule and incorporated herein by reference)

(d)(3)(iii)

Amendment to Amended and Restated Agreement and Certificate of Limited Partnership of Consolidated Resources Health Care Fund II dated July 16, 1998 (filed as Exhibit (d)(3)(iii) to the Mackenzie Schedule and incorporated herein by reference)

Exhibit (a)(5)(i)

WELCARE RESOURCES CORPORATION-II

1175 Peachtree Street

Suite 850

Atlanta, Georgia 31106

(404) 873-1919

January 4, 2006

Dear Unit Holder of Consolidated Resources Health Care Fund II (the “Partnership”):

A tender offer has been announced by MPF-NY 2005, LLC; SCM Special Fund, LLC; Moraga Gold, LLC; MPF Dewaay Fund 2, LLC; MPF Flagship Fund 10, LLC; Mackenzie Patterson Special Fund 5, LLC; Mackenzie Patterson Special Fund 6, LLC; Mackenzie Patterson Special Fund 6-A, LLC; MP Falcon Fund, LLC; MPF Acquisition Co. 3, LLC; MPF Blue Ridge Fund I, LLC; MPF Blue Ridge Fund II, LLC; Mackenzie Patterson Special Fund 7, LLC; MP Value Fund 6, LLC; MPF Flagship Fund 9, LLC; and Mackenzie Patterson Fuller, Inc. (collectively, the “Purchasers”), to purchase up to 3,750 Units at a purchase price of $525 per Unit.

The Partnership is required by the rules of the Securities and Exchange Commission to make a recommendation whether you should accept or reject this offer or to state that the Partnership is remaining neutral with respect to this offer. For the reasons more fully discussed in the enclosed Schedule 14D-9, we, Welcare Resources Corporation-II, in our capacity as Managing General Partner of the Partnership, do not express any opinion, and is remaining neutral, with respect to Purchasers’ offer. However, we call your attention to the following considerations:

•

The Offer is three and one half times the purchase price previously offered in the First Mackenzie Tender Offer, which has expired, is $69 higher than the purchase price previously offered in Care Associates’ Tender Offer, which has expired, and is $50 higher than the purchase price previously offered in Mackenzie Group #2’s Tender Offer, which has expired.

•	As of November 30, 2005, the Partnership had cash on hand of approximately $1,914,166 (and an additional $1,317,198 at the facility level).
•

As of December 31, 2003, and based on the preliminary financial information generated in connection with an audit of the Partnership’s financial statements currently in progress, the nursing home facility had total assets of $2,149,758, total revenues of $6,812,490 and net income of $455,396 and the retirement facility had total assets of $1,677,577, total revenues of $1,735,734 and net loss of $125,549.

•

As of December 31, 2004, and based on the preliminary financial information generated in connection with an audit of the Partnership’s financial statements currently in progress, the nursing home facility had total assets of $2,925,010, total revenues of $6,771,169 and net income of $507,923 and the retirement facility had total assets of $1,626,656, total revenues of $1,960,871 and net income of $75,465.

•

As the Partnership disclosed, among other things, in its Form 8-K filed June 10, 2005, the occupancy rates for the nursing home facility and the retirement facility were 88% and 86%, respectively, as of December 31, 2004. Based on recently prepared data, such rates were 96% and 98%, respectively, as of November 30, 2005.

•

In addition to the foregoing considerations, WSC believes the Partnership has a liquidation value well in excess of the $525 per Unit offered in this Offer. Indeed, the Purchasers have indicated in their Offer that they believe the estimated liquidation value may be in excess of $657 per Unit.

In addition, as disclosed in its Form 8-K filed June 21, 2005, on June 17, 2005, WSC received a written notice (the “Special Meeting Notice”) from Kodiak Partners III, Prizm Investments and Baseline Investments (the “Prizm Group”). The Prizm Group indicated that they, collectively, hold in excess of 10% of the Company’s Units. In the Special Meeting Notice, the Prizm Group indicated an intent to exercise their rights under Sections 6.03, 6.035 and 6.04 of the Partnership Agreement to call for a special meeting of the limited partners in order to approve a proposal by the Prizm Group that all of the Company’s assets be sold, that the Company be dissolved, and that the proceeds from a sale be distributed to the partners in connection with the dissolution. On December 8, 2005, the Prizm Group delivered to the Managing General Partner its formal statement of the proposed requested action to be taken (the “Proposal Statement”). The Proposal Statement requests that the limited partners approve the addition of a new provision to the Partnership Agreement to read as follows:

“Section 8.12 [sic] Direction to General Partners to Liquidate the Partnership – The General Partners shall promptly take all necessary or appropriate actions to undertake a transaction that will result in the sale of all the assets, directly or indirectly, of the Partnership and distribution of the proceeds therefrom to the Limited Partners (a “Liquidity Transaction”). Such Liquidity Transaction, which may be structured as (i) a sale of the Partnership’s interests in Mayfair Village, Ltd. and Mayfair Nursing Care Centers, Ltd. (the “Subsidiary Entities”); (ii) a merger of the Subsidiary Entities with one or more third party entities; (iii) a sale of the buildings and other assets of such Subsidiary Entities; or (iv) a merger of the Partnership with a third party entity, shall be pursued as quickly as reasonably possible and for the highest possible price obtainable under the circumstances. The rules to be utilized in connection with the Liquidity Transaction shall include a requirement that all offers for the assets of the Partnership (whether direct or indirect acquisitions) be delivered in sealed condition, and that all offers be opened simultaneously, with these procedures being publicized to all potential buyers. In connection therewith, the General Partners shall be authorized and directed to engage a marketing agent to pursue such Liquidity Transaction on behalf of the Partnership on the basis of bids solicited from the following qualified marketing agents having experience in the healthcare services industry: (a) C.B. Richard Ellis; (b) Marcus and Millichap; and (c) CLW Health Care Services Group. Upon the consummation of the Liquidity Transaction, the Partnership shall be dissolved without the necessity for an additional vote of Limited Partners and the proceeds from such transaction together with any other remaining assets of the Partnership shall be distributed to the Partners as set forth in this Agreement as quickly as reasonably possible. To the extent any provision of this Agreement would have prevented the Limited Partners from adopting or voting on this Section 8.12 [sic], such provision is hereby superseded, but only for purposes specifically related to this Section 8.12 [sic].”

The above text of the Proposal Statement is provided herein for informational purposes only. Any action on the above-referenced proposal will be taken only at a special meeting of the Limited Partners which shall be called and notice given only in compliance with all rules and regulations of the SEC.

To date, the Managing General Partner is unaware of any proposals to purchase the Company’s assets. Consequently, if the Proposal Statement is, in fact, approved by the Limited Partners at the requested special meeting, appropriate steps to market the Company’s assets would be undertaken by the Managing General Partner subsequent to such meeting. The Managing General Partner intends to fulfill its obligations under the Partnership Agreement relating to the requested special meeting, subject only to compliance with the proxy solicitation rules of the SEC. The date of any such special meeting has not yet been determined and will depend on a number of factors, including the filing by the Partnership of a proxy statement relating to the special meeting which includes the Proposal Statement for consideration by the Limited Partners, and the expiration of the SEC’s review period, or if the SEC should comment on any portion of the proxy statement, the resolution of any such comments. In accordance with its discussions with the SEC, the Partnership will not be in a position to file the proxy statement for this special meeting until after the Partnership’s Form 10-K for the fiscal year ended December 31, 2004 and all Quarterly Reports on Form 10-Q relating to its 2005 fiscal year have been filed.

In making a decision regarding whether to tender Units in the Offer, holders of the Units should also consider the following:

•

Holders of a majority of the Units will be required to approve any proposal to sell the Partnership’s assets and its subsequent dissolution; including, without limitation, the Proposal Statement. If the Purchasers acquire all of the 3,750 Units sought in this Offer, they will control approximately 45% of the Units.

•

While the Managing General Partner believes the Partnership’s assets can be sold for an amount that will generate distributions to holders of Units that are substantially higher than the amounts offered for the Units in this Offer, there can be no guarantee that, even if holders of a majority of the Units approve a sale and dissolution of the Partnership, the Managing General Partner will be able to locate a purchaser for the Partnership’s assets and consummate a transaction in a timely manner or that such transaction will provide net proceeds available for distribution to Unit holders in excess of the amounts offered for Units in the Offer.

Other than Care Associates, LLC, which owns an aggregate of 1,805 Units, neither the Managing General Partner or any of its affiliates own any Units or have any interest in the current Offer.

Should you have any questions, please contact the undersigned.
Sincerely,
WELCARE RESOURCES CORPORATION-II

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